United States securities and exchange commission logo





                               October 6, 2023

       Tom Berry
       Chief Executive Officer
       ILS Fixed Horizon LLC
       PO Box 1227
       210 Market Street
       El Campo, TX 77437

                                                        Re: ILS Fixed Horizon
LLC
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed September 7,
2023
                                                            File No. 024-12055

       Dear Tom Berry:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 20, 2023 letter.

       Amended Offering Statement on Form 1-A

       Cover Page

   1. We note your response to prior comment 2. Please revise your disclosure to remove the statement that the debt
units are secured by the underlying notes as it appears from your response that the debt
units do not have any security interest in underlying collateral, or advise.
   2. We note your response to comment 4 and reissue the comment. We note your continued
                                                        disclosure on pages 10
and 50 that the Manager "will have the ability to make decisions regarding (i) changes
to Unit classes without Debt Unit Holder notice or consent." Given it appears the terms of
the securities may be changed at any time to any degree please tell us how you determined
that this is not an impermissible delayed offering for the purposes of Regulation A under
the Securities Act. Refer to Rule 251(d)(3)(i)(F) of Regulation A.
 Tom Berry
FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
October    NameILS Fixed Horizon LLC
        6, 2023
October
Page 2 6, 2023 Page 2
FirstName LastName
3. We reissue prior comment 5. Revise your cover page to include risk factor disclosure to address (1) that all debt payments are subject to the discretion of the Manager, (2) that the
         Manager can make changes to the Unit classes without Debt Unit Holder notice or consent, and (3) there are numerous conflicts of interest between the company, company management, company affiliates and the debt unit holders whereby company affiliates will be compensated to provide various services including investment of assets, conducting due diligence on borrowers, and selling loans. We note that you included risk factors on the facing page, or Part I, but not on the cover page of the offering circular.
         Also, please ensure the risks are consistent with your disclosure elsewhere in the offering circular including your statement that the principal is not subject to this restriction in reference to your Manager's discretion to pay.
Offering Circular Summary, page 13

4. Please reconcile your disclosure in response to prior comment 6 regarding the risk profile of the Notes with your disclosure on page 34 that you intend to offer the following tyopes of loans to borrowers: 1. Purchase/Rehab Loans: This loan is used to purchase a property that needs to be rehabilitated in order to flip or sell, or that will be later leased out and refinanced. The Company has a one-time close loan so the property can be rehabbed, loaned out, and refinanced into a long-term loan without paying more closing costs. Once these properties become income producing then the notes will become available for purchase by the Company, but not until after completion of the construction/rehabilitation stage.
5. We reissue prior comment 7 in part. Please consider adding a diagram to clarify the business conducted by the company and its noted affiliates. Also, please revise your disclosure to include the substance of your response to this comment.
6. We note your response to prior comment 8. It is unclear whether you intend this offering to be in part an exchange offer for securities you previously issued under an exemption.
         Please clarify your plans regarding the exchange of such securities including, if applicable how you determined you can qualify such an exchange offer under Regulation A and your consideration of the tender offer rules under Securities Exchange Act Rule 14e-1.
Overview, page 13

7. We note your response to comment 9 regarding the rollover of the units. It remains unclear whether the debt units will roll over or merely remain outstanding if an investor does not request their capital contribution. Please clarify. Also, clarify how soon after issuance an investor may request the return of their capital contribution.
8. We note your response to prior comment 10 that the return of Capital Contributions can never be assured. Please revise your disclosure to explain clearly whether you will be legally bound under the terms of the debt units to return the capital contributions upon receipt of a request from an investor for the return of a capital contribution and if you will not be bound please describe clearly the conditions under which you will not be required
 Tom Berry
FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
October    NameILS Fixed Horizon LLC
        6, 2023
October
Page 3 6, 2023 Page 3
FirstName LastName
         to return the contributions following such a request from an investor. Also, explain clearly what you mean by the statement that furthermore, if a Debt Unit Holder requests the Capital Contribution outside of the agreed-upon withdrawal period, then it is wholly
         within the Manager   s discretion as to honor that withdrawal.
Offering Period, page 17

9.       We note your statement regarding the Offering Period that    To begin
upon qualification
         by the SEC and terminate at the discretion of the Manager. The Offering Period may be extended, or the Offering terminated at any time by the Company in its sole discretion.
         We also note your statement on the cover page that states regarding the offering that it shall be commenced within two (2) days of the Offering being qualified by the SEC, and will terminate upon the earlier of: (i) the completion of the sale of all of the Units, or (ii)
         after a period of three (3) years (the "Offering Period").    Please
revise to reconcile your
         statements.
The Offering, page 17

10. We note your responses to comments 12, 22 and 26 indicating that you revised the terms of the subscription and operating agreements. Please file the amended exhibits setting forth the terms of the securities. We may have further comment following review.
Risk Factors, page 19

11. We reissue prior comment 13. Please revise the titles to your noted risk factors to indicate the risk being addressed in the title of the risk factor.
12. We note your response and reissue prior comment 14. Your disclosure identifying the affiliates should be in the offering circular and not merely in your response. Please revise to identify the affiliated companies in these risk factors.
Use of Proceeds, page 28

13. We note you added a table on page 28. We do not understand why the table has been added to the Use of Proceeds section. Please revise as appropriate or advise us why you believe the table should be in the Use of Proceeds section.
14. We reissue prior comment 15 in part. Please revise the table to show the proceeds to be used to provide private loans to Borrowers for real-estate-related activities, whether those include short-term flipping sales, development of projects, or refurbishing of purchased homes. Also, revise the table to show the 1% management fee and revise the net proceeds totals which do not appear correct for offerings less than 100% sold. Financial Performance of Company Affiliates' Loans, page 38

15. We note your additional disclosure in response to prior comment 16 and reissue the comment. We note your disclosure in this section of certain rates of return of affiliate
 Tom Berry
FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
October    NameILS Fixed Horizon LLC
        6, 2023
October
Page 4 6, 2023 Page 4
FirstName LastName
         programs. Please provide the disclosure referenced in Industry Guide
5. In particular,
         please provide an expanded prior performance narrative and prior performance tables.
         Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF
         Disclosure Guidance Topic No. 6. Your disclosure should include each of Tables I.
         Experience in Raising and Investing Funds, III. Operating Results of Prior Programs, IV.
         Results of Completed Programs and V. Sales or Disposals of Properties, as applicable which may be included in an appendix at the back of the offering statement. Also, please revise your narrative summary to include all of the information referenced in Item 8.A. of
         Industry Guide 5.
Compensation of Management and Directors, page 43

16. Notwithstanding your response to prior comment 17, we note you continue to disclose that you will indirectly bear some of the costs of the compensation paid to Donald Sutton and
         Tom Berry. As noted previously, the compensation of the officers or directors provided in response to Item 11 of Form 1-A must reflect all the compensation awarded to, earned by, or paid to those officers or directors by any person for all services rendered in all capacities to the company, whether directly or indirectly. Please revise.
Beneficial Ownership of the Company, page 44

17. Refer to prior comment 18. The table continues to be provided as of July 30,2022. Please revise.
18. Refer to prior comment 19. It remains unclear how you concluded that Donald Sutton,
         President and Tom Berry are not beneficial owners for which disclosure is required under
         Item 12(a)(1) of Form 1-A. Refer to the definition of beneficial owner contained in
         Securities Exchange Act Rule 13d-3(a). Please add both Donald Sutton, President and
         Tom Berry, Chief Executive Officer to the table. Also, include the listing of all executive officers as a group in the table.
Certain Relationships and Related Party Transactions, page 45

19. Refer to prior comment 20. We note your revised disclosure that you do not consider the
         Management Fee to be a front-end fee since it is not paid until after Capital Contributions are raised. Please provide your legal analysis showing how you concluded that management fees such as these are not ordinarily included as front-end fees for the purposes of Item 4.B of Industry Guide 5 or provide disclosure of the estimated aggregate dollar amount of such fees to be paid during the first fiscal year, assuming the maximum amount is raised and assuming you utilize your target leverage, as previously requested. Also, as previously requested, file the agreements regarding these
         fees as exhibits.
20. We note that you describe the 1% management fee as an annual fee in several places in the offering statement. Please clarify if this fee is paid annually or only once per capital contribution.
 Tom Berry
ILS Fixed Horizon LLC
October 6, 2023
Page 5
21. We note your responses to comments 17 and 21. Please provide further clarification regarding the terms under which the spread will be paid to the Manager. We note your disclosure on page 13 regarding the Company and Manager earning the spread on the difference between the rates of the notes and the interest paid out to Debt Unit Holders.
      Please reconcile this with your statement on page 43 that "The Manager s distribution is the interest rate spread on the notes purchased from its affiliates." It appears from the latter statement and your response to comment 17 that the entire spread will be paid to the
      Manager. If the entire spread is being paid to the Manager, please explain how the
      Company will earn any income on the notes. If less than the entire spread is being paid to the manager, please explain how the portion to be paid will be calculated. Also, file the agreement governing the payment terms of the spread as an exhibit. Allocation of Profits and Losses, page 52

22. We note your response and reissue prior comment 23, as it appears you have not revised
      the disclosure in your filing. We note your statement that    [t]he
Company Operating
      Agreement provides for the allocation of income and gain to both the Common Debt Unit
      Holders and Debt Unit Holders   .    Please revise to clarify what income
and gain goes to
      the Debt Unit Holders. We also note your prior statement that    a Debt
Unit Holder     has
      no ownership interest in the Company.    Please revise your disclosure
accordingly.
Exhibits

23. We reissue prior comment 25. The opinion provided does not provide the opinions required by Section II.B.1.e of Staff Legal Bulletin No. 19. Please provide a revised opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued and whether they will be valid and binding obligations of the issuer. Counsel must opine on the law of the jurisdiction governing the agreement or instrument. Also, the opinion should not be addressed to the staff.
       Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameTom Berry
                                                           Division of
Corporation Finance
Comapany NameILS Fixed Horizon LLC
                                                           Office of Real
Estate & Construction
October 6, 2023 Page 5
cc:       Larry Pino, Esq.
FirstName LastName